DIRECT DIAL

650-470-4603

EMAIL ADDRESS

HAHMAD@SKADDEN.COM

December 14, 2004

Mr. Mark P. Shuman

Mr. Jeffrey B. Werbitt

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4-6

Washington, D.C. 20549

Re:	Niku Corporation
Registration Statement on Form S-3/A
File No. 333-120653
Filed on December 6, 2004

Dear Messrs. Shuman and Werbitt:

We are writing on behalf of our client, Niku Corporation, a Delaware corporation (“Niku” or the “Company”), in response to the letter of comments from the Staff of the Securities and Exchange Commission to Niku, dated December 10, 2004 (the “Comment Letter”), with respect to Amendment No. 1 to the Company’s Registration Statement on Form S-3, File No. 333-120653 (the “Registration Statement”). The Company is filing concurrently herewith via EDGAR Amendment No. 2 to the Registration Statement (“Amendment No. 2”), marked to indicate changes from Amendment No. 1 to the Registration Statement. The changes reflected in Amendment No. 2 include those made in response to the comments of the Staff set forth in the Comment Letter. A courtesy copy of Amendment No. 2 is enclosed.

Set forth below are the Company’s responses to the comments raised in the Comment Letter. For the convenience of the Staff, we have numbered each of our responses to correspond to the numbered paragraph in the Comment Letter. Additionally, the text of each of the comments in the Comment Letter has been duplicated in bold type to precede each of the Company’s responses. Capitalized terms used and not defined herein have the meanings ascribed to each such term in the Registration Statement.

Mr. Mark P. Shuman

Mr. Jeffrey B. Werbitt

U.S. Securities and Exchange Commission

December 14, 2004

Form S-3/A

Legal Opinion

1.	We note that Exhibit 5.1 opines on the proposed common stock offering that is being registered as part of the prospectus supplement. However, it does not appear that you have filed a legality opinion that opines on all of the securities being registered on the prospectus relating to a proposed “universal shelf” (e.g. common stock, preferred stock, debt securities, warrants, etc.). While we understand that you will continue to file dated legality opinions of counsel for the appropriate securities when a takedown occurs, please revise to file a signed legality opinion that specifically opines on the all of the securities that are contemplated by the universal shelf registration statement prior to effectiveness.

Response

The Company has filed the referenced legal opinion as Exhibit 5.2 to Amendment No. 2. We will re-file the opinion for the initial take-down on a Current Report on Form 8-K, as indicated in the revised exhibit index.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its responsibility for the adequacy and accuracy of the disclosure in the filing; and

Mr. Mark P. Shuman

Mr. Jeffrey B. Werbitt

U.S. Securities and Exchange Commission

December 14, 2004

•	the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Response

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company is aware of its respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.

Mr. Mark P. Shuman

Mr. Jeffrey B. Werbitt

U.S. Securities and Exchange Commission

December 14, 2004

If you have any questions with respect to the foregoing, please contact the undersigned at (650) 470-4603 or Celeste E. Greene at (415) 984-6460.

Very truly yours,

/s/ Hina Ahmad

cc:	Gregory C. Smith
Celeste E. Greene